SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13d-2(a).

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )

CACHE, INC.
(Name of Issuer)

Common Stock, Par Value $.01
(Title of Class of Securities)

127150308
(CUSIP Number)

TIMOTHY E. LADIN
MFP INVESTORS LLC
667 MADISON AVENUE, 25TH FLOOR
NEW YORK, NEW YORK 10065
(212) 752-7345

(Name, Address and Telephone Number of Person
Authorized to Receive Notices of Communication)

February 5, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.     ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 10 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 127150308	Schedule 13D	Page 2 of 10

1	NAMES OF REPORTING PERSONS
MFP Partners, L.P.(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		2,619,429(2)
EACH REPORT-	9	SOLE DISPOSITIVE POWER
ING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
2,203,749(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,203,749(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.1%
14	TYPE OF REPORTING PERSON
PN

(1) MFP Investors LLC is the general partner of MFP Partners, L.P. Michael F. Price is the managing partner of MFP Partners, L.P. and the managing member and controlling person of MFP Investors LLC.

(2) MFP Partners, L.P. (“MFP”) beneficially owns 2,203,749 shares of common stock of Cache, Inc., par value $.01 per share (the “Common Stock”), representing approximately 17.1% of the outstanding shares of Common Stock.  On February 5, 2013, MFP entered into an Investment Agreement (the “Investment Agreement”) with Cache, Inc., Mill Road Capital, L.P., a Delaware limited partnership (“Mill Road”) and Jay Margolis, an individual resident of the State of New York (“Margolis”) and a Voting Agreement with Cache, Inc. and Mill Road.  Subject to the closing of the transactions contemplated by the Investment Agreement, including the Rights Offering (defined in Item 4), MFP will be required to purchase approximately 824,202 additional shares of Common Stock in respect of its pro rata portion of the Rights Offering and may be required to purchase additional shares of Common Stock to the extent that other shareholders do not participate in the Rights Offering.  Due to their respective relationships with each other, each of the Reporting Persons (as defined below) may be deemed to share voting and dispositive power with respect to the 2,203,749 shares of Common Stock reported herein.

Mill Road beneficially owns 415,680 shares of Common Stock, representing approximately 3.22% of the outstanding shares of Common Stock.  Due to the Investment Agreement and the Voting Agreement, MFP and Mill Road may each be deemed to share voting power, but not dispositive power, with respect to shares of Common Stock owned by each of MFP and Mill Road.  The Reporting Persons disclaim “beneficial ownership”, within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, of shares of Common Stock beneficially owned by Mill Road.

CUSIP NO. 127150308	Schedule 13D	Page 3 of 10

1	NAMES OF REPORTING PERSONS
MFP Investors LLC(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		2,619,429(2)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
2,203,749(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,203,749(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.1%
14	TYPE OF REPORTING PERSON
OO

(1) MFP Investors LLC is the general partner of MFP Partners, L.P. Michael F. Price is the managing partner of MFP Partners, L.P. and the managing member and controlling person of MFP Investors LLC.

(2) MFP Partners, L.P. (“MFP”) beneficially owns 2,203,749 shares of common stock of Cache, Inc., par value $.01 per share (the “Common Stock”), representing approximately 17.1% of the outstanding shares of Common Stock.  On February 5, 2013, MFP entered into an Investment Agreement (the “Investment Agreement”) with Cache, Inc., Mill Road Capital, L.P., a Delaware limited partnership (“Mill Road”) and Jay Margolis, an individual resident of the State of New York (“Margolis”) and a Voting Agreement with Cache, Inc. and Mill Road.  Subject to the closing of the transactions contemplated by the Investment Agreement, including the Rights Offering (defined in Item 4), MFP will be required to purchase approximately 824,202 additional shares of Common Stock in respect of its pro rata portion of the Rights Offering and may be required to purchase additional shares of Common Stock to the extent that other shareholders do not participate in the Rights Offering.  Due to their respective relationships with each other, each of the Reporting Persons (as defined below) may be deemed to share voting and dispositive power with respect to the 2,203,749 shares of Common Stock reported herein.

Mill Road beneficially owns 415,680 shares of Common Stock, representing approximately 3.22% of the outstanding shares of Common Stock.  Due to the Investment Agreement and the Voting Agreement, MFP and Mill Road may each be deemed to share voting power, but not dispositive power, with respect to shares of Common Stock owned by each of MFP and Mill Road.  The Reporting Persons disclaim “beneficial ownership”, within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, of shares of Common Stock beneficially owned by Mill Road.

CUSIP NO. 127150308	Schedule 13D	Page 4 of 10

1	NAMES OF REPORTING PERSONS
Michael F. Price(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		2,619,429(2)
EACH REPORT-	9	SOLE DISPOSITIVE POWER
ING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
2,203,749(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,203,749(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.1%
14	TYPE OF REPORTING PERSON
IN

(1) MFP Investors LLC is the general partner of MFP Partners, L.P. Michael F. Price is the managing partner of MFP Partners, L.P. and the managing member and controlling person of MFP Investors LLC.

(2) MFP Partners, L.P. (“MFP”) beneficially owns 2,203,749 shares of common stock of Cache, Inc., par value $.01 per share (the “Common Stock”), representing approximately 17.1% of the outstanding shares of Common Stock.  On February 5, 2013, MFP entered into an Investment Agreement (the “Investment Agreement”) with Cache, Inc., Mill Road Capital, L.P., a Delaware limited partnership (“Mill Road”) and Jay Margolis, an individual resident of the State of New York (“Margolis”) and a Voting Agreement with Cache, Inc. and Mill Road.  Subject to the closing of the transactions contemplated by the Investment Agreement, including the Rights Offering (defined in Item 4), MFP will be required to purchase approximately 824,202 additional shares of Common Stock in respect of its pro rata portion of the Rights Offering and may be required to purchase additional shares of Common Stock to the extent that other shareholders do not participate in the Rights Offering.  Due to their respective relationships with each other, each of the Reporting Persons (as defined below) may be deemed to share voting and dispositive power with respect to the 2,203,749 shares of Common Stock reported herein.

Mill Road beneficially owns 415,680 shares of Common Stock, representing approximately 3.22% of the outstanding shares of Common Stock.  Due to the Investment Agreement and the Voting Agreement, MFP and Mill Road may each be deemed to share voting power, but not dispositive power, with respect to shares of Common Stock owned by each of MFP and Mill Road.  The Reporting Persons disclaim “beneficial ownership”, within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, of shares of Common Stock beneficially owned by Mill Road.

CUSIP NO. 127150308	Schedule 13D	Page 5 of 10

Information in respect of each Reporting Person (as defined below) is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Reporting Person.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $.01 per share (the “Common Stock”), of Cache, Inc., a Florida corporation (“Cache” or the “Company”). The principal executive offices of Cache are located at 1440 Broadway, New York, New York 10018.

Item 2. Identity and Background

(a)    This Statement is being filed on behalf of MFP Partners, L.P., a Delaware limited partnership (“MFP”), MFP Investors LLC, a Delaware limited liability company and general partner of MFP (“MFP Investors”), and Mr. Michael F. Price, managing partner of MFP and the managing member and controlling person of MFP Investors (each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”).  The agreement among the Reporting Persons to file this Statement jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is attached hereto as Exhibit 1.

(b)    The address of the principal business of the Reporting Persons is c/o MFP Investors LLC, 667 Madison Avenue, 25TH Floor, New York, New York 10065.

(c)    The principal business of MFP is that of making investments.  MFP Investors is a registered investment advisor and serves as the general partner of MFP.  Mr. Price serves as managing partner of MFP and managing member and controlling person of MFP Investors.

(d)    During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the last five years, none of the Reporting Persons have been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    MFP and MFP Investors are each organized under the laws of Delaware.  Mr. Price is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

MFP acquired the shares of Common Stock owned as of the date hereof in ordinary market transactions from October 2008 through June 2011.  The source of funds for the purchases was cash available for investment from limited partners of MFP.

Item 4. Purpose of the Transaction

MFP acquired the shares of Common Stock in the ordinary course of business because of the belief that the shares of Common Stock represented an attractive investment.

On February 5, 2013, Cache announced that it will commence a rights offering (the “Rights Offering”) by distributing, at no charge, to each holder of record as of a record date to be determined of shares (“Shares”) of Common Stock, 0.374 transferable rights (the “Rights”), for each Share held by such shareholder, to purchase Shares which Rights, if exercised in full, will provide gross proceeds to the Company of $8.0 million (the “Aggregate Offering Amount”).

In order to facilitate the Rights Offering, on February 5, 2013 Cache, MFP, Mill Road Capital, L.P., a Delaware limited partnership (“Mill Road”) and Jay Margolis, an individual resident of the State of New York (“Margolis” together with MFP and Mill Road, each an “Investor” and collectively, the “Investors”), entered into an Investment Agreement (the “Investment Agreement”), agreeing, among other things, that, (i) MFP and Mill Road will each subscribe for and purchase, at the $1.65 exercise price of the Shares to be sold in the Rights Offering (the “Exercise Price”), a number of Shares equal to its full pro rata share of the Shares offered in the Rights Offering (based on their respective ownership of the Common Stock as of the date of the Investment Agreement); and (ii) MFP, Mill Road and Margolis have each agreed, severally and not jointly, to subscribe for and purchase, at the Exercise Price, upon expiration of the Rights Offering, a specified portion (as specified in the Investment Agreement) of the Shares offered in the Rights Offering that are not purchased pursuant to the exercise of Rights in the Rights Offering, in each case, upon the terms and

CUSIP NO. 127150308	Schedule 13D	Page 6 of 10

subject to the conditions set forth in the Investment Agreement (the “Backstop”).  In addition, pursuant to the Investment Agreement, Mill Road and Margolis have been granted the right to purchase additional Shares from the Company at the Exercise Price per share in an amount sufficient to enable them to acquire an aggregate of $3.5 million and $1.0 million of Common Stock, respectively, to the extent that they are not able to acquire those amounts through the Rights Offering and the Backstop.

MFP and Mill Road have each agreed to vote all of their respective Shares in favor of the issuance of the Offered Shares in the Rights Offering and the issuance of the Shares pursuant to the Investment Agreement.  The obligations of Cache, MFP, Mill Road and Margolis to consummate the transactions contemplated in the Investment Agreement are subject to a number of conditions, including shareholder approval of the issuance of the Offered Shares in the Rights Offering and the issuance of Shares pursuant to the Investment Agreement; and, the Investment Agreement may be terminated in the event certain conditions are not met.  The foregoing description of the material terms of the Investment Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Investment Agreement, attached hereto as Exhibit 2 and incorporated herein by reference.

In connection with the Investment Agreement, Cache also entered into a Voting Agreement with MFP and Mill Road (the “Voting Agreement”) providing that, each of Mr. Price and an individual designated by Mill Road (in consultation with MFP) will be appointed to serve as directors of the Company on the day prior to the shareholders meeting to vote on the issuance of the Offered Shares in the Rights Offering and the issuance of the Shares pursuant to the Investment Agreement (or such later date designated by them).  In addition, the Voting Agreement provides, among other things, that, at the Company's 2013 annual meeting of the shareholders,  two individuals designated by MFP (one of whom will be designated by MFP in consultation with Mill Road) and one individual designated by Mill Road will be nominated for election to the Company’s Board of Directors (the “Board”), and each of MFP and Mill Road will vote all of their shares of Common Stock in favor of the election of such individuals to the Board, in each case, subject to the terms of the Voting Agreement.  Each committee of the Board will include one director designated by MFP and one director designated by Mill Road, to the extent permitted by applicable law and the Nasdaq Marketplace Rules.

The Voting Agreement also provides that from the date of the Voting Agreement through the consummation of the Rights Offering and the other transactions contemplated by the Investment Agreement, at least one individual designated by each of MFP and Mill Road will be entitled to attend each meeting of the Board and any committee of the Board as a non-voting observer.  The term of the Voting Agreement expires immediately following the 2013 annual meeting of Cache’s shareholders, unless earlier terminated in accordance with its terms.  The foregoing description of the material terms of the Voting Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, attached hereto as Exhibit 3 and incorporated herein by reference.

The Reporting Persons from time to time may decide to increase or decrease their investment in Cache through purchases or sales of shares of Common Stock or other capital stock of Cache in open market or private transactions or otherwise. The timing and amount of any such increase or decrease may depend upon the price and availability of shares of Cache’s capital stock, subsequent developments affecting Cache, Cache’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant.  Except as set forth herein, none of the Reporting Persons have any plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)    MFP beneficially owns 2,203,749 shares of Common Stock, representing approximately 17.1% of the outstanding shares of Common Stock.  Subject to the closing of the transactions contemplated by the Investment Agreement, including the Rights Offering, MFP will be required to purchase approximately 824,202 additional shares of Common Stock in respect of its pro rata portion of the Rights Offering and may be required to purchase additional shares of Common Stock to the extent that other shareholders do not participate in the Rights Offering.  Further, as a result of the provisions of the Investment Agreement and the Voting Agreement, MFP and  Mill Road may each be deemed to share voting power with each other with respect to the Shares then beneficially owned by such Investors.  The Reporting Persons disclaim “beneficial ownership”, within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, of the shares of Common Stock beneficially owned by Mill Road.  Further detail of the Investment Agreement and the Voting Agreement is provided under Item 4 of this Statement.

(b)    Due to their respective relationships with MFP and each other, each of the Reporting Persons may be deemed to share voting and dispositive power with respect to the 2,203,749 shares of Common Stock reported herein.  Due to the Investment Agreement and the Voting Agreement, MFP may be deemed to share voting power, but not dispositive power, with Mill Road with respect to 415,680 shares of Common Stock beneficially owned by MFP.  The Reporting Persons disclaim “beneficial ownership”, within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, of shares of Common Stock beneficially owned by Mill Road.  Further detail of the Investment Agreement and the Voting Agreement is provided under Item 4 of this Statement.

CUSIP NO. 127150308	Schedule 13D	Page 7 of 10

(c)    MFP has not purchased or sold any shares of Common Stock in the past sixty days.  On February 5, 2013 MFP entered into each of the Investment Agreement and the Voting Agreement.  Due to such agreements, MFP may be deemed to share voting power (but not dispositive power) with respect to shares of Common Stock beneficially owned by Mill Road.  The Reporting Persons disclaim “beneficial ownership”, within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, of shares of Common Stock beneficially owned by Mill Road.  Further detail of each of the Investment Agreement and the Voting Agreement is provided under Item 4 of this Statement.

(d)    No person (other than the Reporting Persons) has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, the Common Stock owned by the Reporting Persons.

(e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses set forth in Item 4 hereof are incorporated by reference in their entirety.

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons entered into an agreement on February 5, 2013, with respect to the joint filing of this Statement and any amendment or amendments hereto (the “Joint Filing Agreement”). The Joint Filing Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

Except as referenced above or as described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of Cache.

CUSIP NO. 127150308	Schedule 13D	Page 8 of 10

Item 7. Material To Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated as of February 5, 2013, by and among MFP Partners, L.P., MFP Investors LLC and Michael F. Price

Exhibit 2	Investment Agreement, dated as of February 5, 2013, by and among Cache, Inc., MFP Partners, L.P., Mill Road Capital, L.P. and Jay Margolis

Exhibit 3	Voting Agreement, dated as of February 5, 2013, by and among Cache, Inc., MFP Partners, L.P. and Mill Road Capital, L.P.

CUSIP NO. 127150308	Schedule 13D	Page 9 of 10

SIGNATURE

           After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   February 5, 2013

MFP Partners, L.P.,
by its General Partner,
MFP Investors LLC

/s/ Michael F. Price
Signature
Name:	Michael F. Price
Title:	Managing Partner

MFP Investors LLC

/s/ Michael F. Price
Signature
Name:	Michael F. Price
Title:	Managing Member

MICHAEL F. PRICE

/s/ Michael F. Price
Signature
Name:	Michael F. Price

CUSIP NO. 127150308	Schedule 13D	Page 10 of 10

INDEX OF EXHIBITS

Exhibit 1	Joint Filing Agreement, dated as of February 5, 2013, by and among MFP Partners, L.P., MFP Investors LLC and Michael F. Price

Exhibit 2	Investment Agreement, dated as of February 5, 2013, by and among Cache, Inc., MFP Partners, L.P., Mill Road Capital, L.P. and Jay Margolis

Exhibit 3	Voting Agreement, dated as of February 5, 2013, by and among Cache, Inc., MFP Partners, L.P. and Mill Road Capital, L.P.